

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Steven N. Bronson
Chief Executive Officer
Interlink Electronics, Inc.
1 Jenner, Suite 200
Irvine, California 92618

> **Re: Interlink Electronics, Inc.**
> **Registration Statement on Form S-3**
> **Submitted December 10, 2021**
> **File No. 333-261603**

Dear Mr. Bronson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact at Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John McIlvery